Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(in thousands, except for ratio)	Six Months Ended June 30,
	2014	2013
Computation of earnings
Pretax income (a)	$62,271	$51,789
Add:
Interest expense on indebtedness	12,148	11,259
Amortization of debt issue costs	875	810
Interest portion of rent expense (b)	3,757	3,955
Distributed income of equity investees	65,911	13,480
Earnings	$144,962	$81,293

Computation of fixed charges
Interest expense on indebtedness	$12,148	$11,259
Amortization of debt issue costs	875	810
Interest portion of rent expense (b)	3,757	3,955
Fixed charges	$16,780	$16,024

Ratio of earnings to fixed charges	8.64	5.07

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.